UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   [ X ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:          December 31, 2000

[  ]   Transition Report on Form 10-K
[  ]   Transition Report on Form 20-F
[  ]   Transition Report on Form 11-K
[  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form N-SAR
For the Transition Period Ended:_______

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                         N/A

PART I--REGISTRANT INFORMATION

                                 NORD RESOURCES CORPORATION
Full Name of Registrant:

                                 N/A
Former Name if Applicable:

                                 201 Third Street, NW, Suite 1750
Address of Principal Executive
Office (Street and Number):

                                Albuquerque, NM 87102
City, State and Zip Code:

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[ X ]          (a)     The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expenses;

[ ]              (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K,
                           11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                           10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]               (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 21, 2001, the Registrant filed a petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code 11U.S.C., Section 101, et seq. as case number 11-01-11160MA in the United States Bankruptcy Court, District of New Mexico, Albuquerque, New Mexico. On March 6, 2001, the Registrant petitioned the Bankruptcy Court to approve Meyners + Company, LLC to act as its certifying public accountant. Upon receipt of the Bankruptcy Court's approval to engage Meyners + Company, LLC actions will be immediately taken to prepare and file the Form 10-K for the year ended December 31, 2000 as soon as possible.

PART IV--OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

John F. Champagne	505	766-9955
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
         Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

     [ X ] Yes     [ ] No

_______________________________________________________________________

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
          thereof?                         [ ] Yes     [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is releasing its earnings statements for the periods ended December 31, 2000 contemporaneously with the filing of this Form 12b-25.          [ ] Yes      [ X ] No

NORD RESOURCES CORPORATION
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2001	By: /s/ John F. Champagne
Name John F. Champagne
Title: President and CEO